Points International Ltd. Reports Monthly Business Metrics

TORONTO, December 11, Points International Ltd. (TSX: PTS; OTC: PTSEF; "Points" or the "Company"), the owner and operator of Points.com, the world's leading reward program management portal, announced today its monthly business metrics for November 2006. The Company reported a 30% year-over-year increase and a 1% sequential increase in overall points/miles transacted, bringing cumulative points/miles transacted to 22.4 billion.

Other November highlights include:

  Points/miles transacted by Private Branded Channels increased 22% year-over-year and decreased 7% sequentially to 514 million, bringing cumulative points/miles transacted to 19.9 billion. The sequential decline was primarily due to a lower Corporate transactions which vary month-to-month but continue to grow over time

  Points/miles transacted by Points.com increased 66% year-over-year and 44% sequentially to 152 million, bringing cumulative points/miles transacted to 2.4 billion

  Cumulative registered users on Points.com increased 42% year-over-year to 1.5 million

Points International Ltd.
Business Metrics

			Nov-06		Nov-06
			vs.		vs.
	Nov-06	Oct-06	Oct-06	Nov-05	Nov-05

TOTAL ALL CHANNELS

Points/Miles Transacted	665,866,604	657,758,995	1%	513,704,035	30%
# of Points/Miles Transactions	74,203	72,546	2%	58,690	26%
Cumulative Points/Miles Transacted	22,375,750,668	21,709,884,064	3%	14,840,661,150	51%

PRIVATE BRANDED CHANNELS

Points/Miles Transacted	513,743,196	552,257,201	-7%	422,185,642	22%
# of Points/Miles Transactions	63,352	64,887	-2%	52,181	21%
Cumulative Points/Miles transacted	19,948,875,716	19,435,132,520	3%	13,671,777,930	46%

POINTS.COM CHANNEL

Points/Miles Transacted	152,123,408	105,501,794	44%	91,518,393	66%
# of Points/Miles Transactions	10,851	7,659	42%	6,509	67%
Cumulative Points/Miles Transacted	2,426,874,952	2,274,751,544	7%	1,168,883,220	108%
Cumulative Registered Users	1,495,038	1,444,684	3%	1,051,571	42%

"We are pleased to report continued strength in our November metrics," said Rob MacLean, Chief Executive Officer of Points. "Both of our business segments performed well versus last year and we are particularly pleased with the sequential growth in our consumer portal, Points.com. We expect this trend to continue as we further grow our partnership base and enhance our product offering."

Points International will continue to report business metrics on the second Monday of each month. The business metrics can also be found on the Investor Relations section of the Company’s website at: http://www.points.com/static/corporate/investor_overview.html

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

CONTACT:

Steve Yuzpe, CFO	Allyson Pooley
Points International Ltd.	Integrated Corporate Relations
(416) 596-6382	(310) 954-1100
steve.yuzpe@points.com	allyson.pooley@icrinc.com